

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565   FAX: (604) 940-6566

02 MAR 13 AM 8:21

February 22, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A.   20549

SUPPL

02015788

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update your records in this regard, please find enclosed copies of the Insider Reports dated February 20, 2002, for the following, namely:

- Michael A. Terrell
- D. Mark Eilers
- Chris Bennett
- Mary-Jane Hamula

We trust you will find the enclosed in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures

MAR 29 2002

THOMSON
FINANCIAL

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ST. JUDE RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 07/12/2000

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: TERRELL
GIVEN NAMES: Michael A.
NO.: STREET: 5667 Timbervalley Road   APT:
CITY: Delta   PROV.: British Columbia   POSTAL CODE: V4L 2H8
BUSINESS TELEPHONE NUMBER: 604 - 940 - 6565
BUSINESS FAX NUMBER: 604 - 940 - 6566

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (B) (D) (E) (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE $ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Class "A" Voting	1,072,760						1,072,760	I	
Options	730,000	19/02/2002	97	CANCELLED	730,000	$0.45	0	I	
Options	0	19/02/2002	50	730,000		$0.21	730,000	I	
(Private Options)	-650,000	31/12/2001	52	(Expired)	-650,000	$0.45	0	I	

BOX 6. REMARKS

Previous options cancelled and new grant of options exercisable at $0.21 per share until February 12, 2007. Private options expired.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MICHAEL A. TERRELL

SIGNATURE

DATE OF THE REPORT (DAY / MONTH / YEAR): 20/02/2002

ATTACHMENT: ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1   Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2   Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3   Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4   Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5   Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):
- (A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
- (B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
- (C) Indicate for each transaction:
  - the date of the transaction (not the settlement date)
  - the nature of the transaction (see List of Codes)
  - the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  - the unit price paid or received on the day of the transaction, excluding the commission
  - if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C)   Nature of transaction

General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
                (800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
                (800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.
** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ST. JUDE RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

[4] [ ] [ ] [ ] [ ]

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [✔] NO

DATE OF LAST REPORT FILED: 02/08/2000 (DAY / MONTH / YEAR)

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: ___ (DAY / MONTH / YEAR)

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: EILERS

GIVEN NAMES: David Mark

STREET: NO. 147 Edgehill Court N.W.   APT.

CITY: Calgary

PROV.: Alberta   POSTAL CODE: T3A 2X3

BUSINESS TELEPHONE NUMBER: 403 - 209 - 5010

BUSINESS FAX NUMBER: 403 - 209 - 5004

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [✔] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✔] ALBERTA   [✔] ONTARIO
[✔] BRITISH COLUMBIA   [ ] QUEBEC
[ ] MANITOBA   [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY / MONTH / YEAR	NATURE	(C) TRANSACTIONS NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Class "A" Voting	2,000							2,000	1	
Class "A" Voting	3,500							3,500	2	RRSP-BofM Investor Line
Options	50,000	19/02/2002	97	CANCELLED	50,000	$0.45		0	1	
Options	0	19/02/2002	50	75,000		$0.21		75,000	1	

BOX 6. REMARKS

Previous options cancelled and new grant of options exercisable at $0.21 per share until February 12, 2007. (This report consolidates the information contained from the last Insider Report of August 2, 2000 and the previous Report of July 9, 1998)

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID MARK EILERS

SIGNATURE

DATE OF THE REPORT: 20/02/2002 (DAY / MONTH / YEAR)

ATTACHMENT: [ ] YES [✔] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [✔] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1   Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2   Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself   1

Subsidiary of the reporting issuer   2

Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* — 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up   3

Director of a reporting issuer   4

Senior officer of a reporting issuer   5

Director or senior officer of a security holder referred to in 3   6

Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6   7

Deemed insider — 6 months before becoming an insider   8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3   Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4   Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5   Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
- (A) designation of class of securities held
- (D) present balance of class of securities held
- (E) nature of ownership (see List of Codes)
- (F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):
- (A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
- (B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
- (C) Indicate for each transaction:
  - the date of the transaction (not the settlement date)
  - the nature of the transaction (see List of Codes)
  - the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  - the unit price paid or received on the day of the transaction, excluding the commission
  - if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C)   Nature of transaction

General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6   Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7   Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 — 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
                  (800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 — 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

BCSC 55-102F6 (Reverse) Rev. 2001/6/25

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
                  (800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 — 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.
** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

St. Jude Resources Ltd.
SBC Exemption - Rule 12&3-2(b)
File No. 82-4014

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information wil be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in which jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ST. JUDE RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER	DATE OF LAST REPORT FILED	IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER
4						08/02/2002	
		DAY/MONTH/YEAR	DAY/MONTH/YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT   ☐ YES   ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
BENNETT

GIVEN NAMES
Chris

STREET
NO. 40 Ventura Way   APT.

CITY
Thornhill

PROV.   POSTAL CODE
Ontario   L4J 7T4

BUSINESS TELEPHONE NUMBER
416 - 633 - 9400

BUSINESS FAX NUMBER
416 - 633 - 2695

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT   ☐ YES   ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA   ☑ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA   ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (B), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY/MONTH/YEAR	NATURE	(C) TRANSACTIONS NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER AND/OR OVER WHOM CONTROL OR DIRECTION IS EXERCISED
Class "A" Voting	47,617							47,617	1	
Options	50,000	19/02/2002	97	CANCELLED	50,000	$0.45		0	1	
Options	0	19/02/2002	50	75,000		$0.21		75,000	1	

BOX 6. REMARKS

Previous options cancelled and new grant of options exercisable at $0.21 per share until February 12, 2007.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances under which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)
CHRIS BENNETT

SIGNATURE

DATE OF THE REPORT   20/02/2002   DAY/MONTH/YEAR

ATTACHMENT   ☐ YES   ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE   ☑ ENGLISH   ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55 102F6 Rev. 2001/8/23   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.
** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Quebec. If you are a corporate insider in the province of Quebec, you will receive correspondence in French. Individuals in the province of Quebec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have direction or control over securities of the reporting issuer, or where an insider's ownership of or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 System for Electronic Disclosure by Insiders (SEDI).

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

1 Reporting issuer that has acquired securities issued by itself
2 Subsidiary of the reporting issuer
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec Securities Act — 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up
3 Director of a reporting issuer
4 Senior officer of a reporting issuer
5 Director or senior officer of a security holder referred to in 3
6 Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6
7 Deemed insider – 6 months before becoming an insider
8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.
Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
(A) designation of class of securities held
(C) present balance of class of securities held
(E) nature of ownership (see List of Codes)
(F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

(A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
(B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
(C) Indicate for each transaction:
- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in United States dollars, check the space under "$ US"

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.
(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:
1 Direct ownership
2 Indirect ownership (identify the registered holder)
3 Control or direction (identify the registered holder)
(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.
If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.
Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.
File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.
Manually sign the report.
Legibly print or type the name of each individual signing the report.
If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.
If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.
If the report is filed by facsimile in accordance with National Instrument 55-102 System for Electronic Disclosure by Insiders (SEDI), the report should be sent to the applicable securities regulatory authority at the fax number set out below.

List of Codes

BOX 5 (C) Nature of transaction

General
10 Acquisition or disposition in the public market
11 Acquisition or disposition carried out privately
15 Acquisition or disposition under a prospectus
16 Acquisition or disposition under a prospectus exemption
22 Acquisition or disposition pursuant to a take-over bid, merger or acquisition
30 Acquisition or disposition under a purchase/ownership plan
35 Stock dividend
36 Conversion or exchange
37 Stock split or consolidation
38 Redemption/retraction/cancellation/repurchase
40 Short sale
45 Compensation for property
46 Compensation for services
47 Acquisition or disposition by gift
48 Acquisition by inheritance or disposition by bequest

Issuer Derivatives
50 Grant of options
51 Exercise of options
52 Expiration of options
53 Grant of warrants
54 Exercise of warrants
55 Expiration of warrants
56 Grant of rights
57 Exercise of rights
58 Expiration of rights

Third Party Derivatives
70 Acquisition or disposition (writing) of third party derivative
71 Exercise of third party derivative
72 Other settlement of third party derivative
73 Expiration of third party derivative

Miscellaneous
90 Change in the nature of ownership
97 Other

St. Jude Resources Ltd.
SEC Exemption – Rule 12g3-2(b)
File No. 82-4014

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ST. JUDE RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

4

DATE OF LAST REPORT FILED
DAY / MONTH / YEAR
08/02/2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER
DAY / MONTH / YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
BENNETT

GIVEN NAMES
Chris

NO. STREET
40 Ventura Way
APT

CITY
Thornhill

PROV.
Ontario

POSTAL CODE
L4J 7T4

BUSINESS TELEPHONE NUMBER
416 - 633 - 9400

BUSINESS FAX NUMBER
416 - 633 - 2695

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☑ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Class "A" Voting	47,617							47,617	1	
Options	50,000	19/02/2002	97	CANCELLED	50,000	$0.45		0	1	
Options	0	19/02/2002	50	75,000		$0.21		75,000	1	

BOX 6. REMARKS

Previous options cancelled and new grant of options exercisable at $0.21 per share until February 12, 2007.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)
CHRIS BENNETT

SIGNATURE

DATE OF THE REPORT
DAY / MONTH / YEAR
20/02/2002

ATTACHMENT: ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☑ ENGLISH ☐ FRENCH

A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ST. JUDE RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

| 5 | | | | |

CHANGE IN RELATIONSHIP FROM LAST REPORT   YES ☐   NO ☑

DATE OF LAST REPORT FILED   DAY / MONTH / YEAR 02/08/2000

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER   DAY / MONTH / YEAR

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
HAMULA

GIVEN NAMES
Mary-Jane

NO. #305,   STREET 5555 - 13th A. Avenue   APT

CITY Delta

PROV. British Columbia   POSTAL CODE V4M 2E7

BUSINESS TELEPHONE NUMBER 604 - 940 - 6565

BUSINESS FAX NUMBER 604 - 940 - 6566

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT   YES ☐   NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA ☑   ONTARIO ☑

BRITISH COLUMBIA ☑   QUÉBEC ☐

MANITOBA ☐   SASKATCHEWAN ☐

NEWFOUNDLAND ☐

NOVA SCOTIA ☐

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (B) (E) (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Class "A" Voting	17,735							17,735	2	RRSP
Options	45,000	19/02/2002	97		CANCELLED 45,000	$0.45		0	1	
Options	0	19/02/2002	50	180,000		$0.21		180,000	1	

BOX 6. REMARKS

Previous options cancelled and new grant of options exercisable at $0.21 per share until February 12, 2007.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)
MARY-JANE HAMULA

SIGNATURE

DATE OF THE REPORT   DAY / MONTH / YEAR   20/02/2002

ATTACHMENT   YES ☐   NO ☑

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE   ENGLISH ☑   FRENCH ☐

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself ... 1

Subsidiary of the reporting issuer ... 2

Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up ... 3

Director of a reporting issuer ... 4

Senior officer of a reporting issuer ... 5

Director or senior officer of a security holder referred to in 3 ... 6

Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6 ... 7

Deemed insider – 6 months before becoming an insider ... 8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:
(A) designation of class of securities held
(D) present balance of class of securities held
(E) nature of ownership (see List of Codes)
(F) identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections (A) to (F):

(A) Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
(B) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
(C) Indicate for each transaction:
  • the date of the transaction (not the settlement date)
  • the nature of the transaction (see List of Codes)
  • the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
  • the unit price paid or received on the day of the transaction, excluding the commission
  • if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 (C) Nature of transaction

General

Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48

Issuer Derivatives

Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58

Third Party Derivatives

Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73

Miscellaneous

Change in the nature of ownership	90
Other	97

(D) Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

(E) Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

(F) For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.
** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).